Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  +1.215.963.5000
Fax:  +1.215.963.5001
www.morganlewis.com



October 2, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Winton Series Trust: Post-Effective Amendment No. 2 (File No. 333-199287) and Amendment No. 4 (File No. 811-23004) to Registration Statement on Form N-1A
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, Winton Series Trust (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 2 and, under the Investment Company Act of 1940, as amended, Amendment No. 4 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing three new series to the Trust: Winton European Equity Portfolio, Winton U.S. Equity Portfolio and Winton International Equity Portfolio.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese